Exhibit 99.1

Absolute Software Reports Annual Shareholders Meeting Voting Results

VANCOUVER, British Columbia & SAN JOSE, Calif. – (BUSINESS WIRE) – December 15, 2021 – Absolute Software Corporation (Nasdaq: ABST) (TSX: ABST), a leader in self-healing Zero Trust solutions, today announced that at its annual general meeting of shareholders held on December 14, 2021 (the “Meeting”) each of the seven nominees listed below, and discussed further in Absolute’s management information circular dated November 15, 2021 (the “Circular”), were elected as directors.

The voting results for each director are as follows:

	For	%
Lynn Atchison	25,187,167	87.92%
Andre Mintz	28,620,318	99.90%
Gregory Monahan	26,554,862	92.69%
Daniel Ryan	25,130,531	87.72%
Salvatore Visca	25,287,928	88.27%
Gerhard Watzinger	24,670,981	86.12%
Christy Wyatt	25,077,393	87.54%

Additional voting results from the Meeting include:

•	Absolute’s shareholders voted in favour of the re-appointment of Deloitte LLP as Absolute’s auditor;

•	Absolute’s shareholders approved the new Omnibus Equity Incentive Plan as described in the Circular and Absolute’s press release dated December 2, 2021; and

•	Absolute’s shareholders approved the new 2021 Employee Share Ownership Plan as described in the Circular and Absolute’s press release dated December 2, 2021.

Detailed voting results for the Meeting will be posted under Absolute’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Absolute Software

Absolute Software (NASDAQ: ABST) (TSX: ABST) accelerates customers’ shift to work-from-anywhere through the industry’s first self-healing Zero Trust platform, helping ensure maximum security and uncompromised productivity. Absolute is the only solution embedded in more than half a billion devices offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network access to help ensure their cyber resilience tailored for distributed workforces. Trusted by nearly 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking in the Fall of 2021.

© 2021 Absolute Software Corporation. All rights reserved. ABSOLUTE and the ABSOLUTE logo are registered trademarks of Absolute Software Corporation. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

For more information, please contact:

Media Relations

press@absolute.com or 858-524-9443

Investor Relations

IR@absolute.com or 212-868-6760